DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06023012

January 26, 2006

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/26/2006

Re: The Home Depot, Inc.
Incoming letter dated December 9, 2005

Dear Ms. Fisher:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to Home Depot by John Chevedden. We also have received letters from the proponent dated December 13, 2005, December 15, 2005, January 2, 2006 and January 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

3

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
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Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

December 9, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Stockholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). Mr. John Chevedden (the "Proponent") submitted the proposal (the "2006 Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the 2006 Proposal is omitted from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the 2006 Proposal from the 2006 Proxy Materials. The Company intends to begin distribution of its definitive 2006 Proxy Materials on or about April 10, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2006 Proxy Materials with the Securities and Exchange Commission.

In each of the past three years, the Company has received stockholder proposals relating to the use of stockholder rights plans, or "poison pills." These proposals expressed concern about the use of such plans and requested the Board of Directors of the Company (the "Board") to seek stockholder approval of any stockholder rights plan. The proposals received in 2003 and 2002 were included in the Company's annual meeting proxy statements and were approved by Company stockholders.

To respond to stockholder wishes, the Company adopted a policy in 2005 with respect to stockholder approval of any rights plan that the Board may adopt in the exercise of its fiduciary duty (the "Company Policy"). Based on this policy and relevant precedent, the Staff granted the Company no-action relief under Rule 14a-8(i)(10) for a similar proposal received from the Proponent during the 2005 proxy season (the "2005 Proposal"), which was therefore excluded from the 2005 annual meeting proxy statement. The Home Depot, Inc. (Mar. 7, 2005) (the "Original Request"). We believe the Staff should again grant no-action relief with respect to the 2006 Proposal.

As in 2005, the Company Policy substantially implements the 2006 Proposal and renders it moot. Specifically, the 2006 Proposal states:

> "RESOLVED: Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. Charter or bylaw inclusion if practicable."

The 2006 Proposal is substantially identical to the 2005 Proposal, which read as follows:

> "RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

The only difference between the two proposals is a difference in the wording of the suggested period within which the Board must redeem or put to a stockholder vote any adopted rights plan. The 2005 Proposal provides that either redemption or a stockholder vote must take place within four months of the plan's adoption, whereas the 2006 Proposal requires a stockholder vote "as soon as practicable." The difference is inconsequential, particularly because in his supporting statement the Proponent suggests "as soon as practicable" could be "within 4 months." Accordingly, reconsideration of the Staff's 2005 position appears unnecessary because the language used in the 2006 Proposal is substantially identical to the 2005 Proposal.

Although the Company does not currently have a stockholder rights plan, the Board considered these concerns and adopted a policy statement on rights plans on January 20, 2005, reflected in the Company's Corporate Governance Guidelines. *See* http://ir.homedepot.com/governance/guidelines.cfm#policy. This Company Policy has not been amended since the Staff's letter to the Company regarding this 2005 Proposal. The Company Policy states that the Board may not adopt a rights plan without prior stockholder approval unless all of the following conditions are satisfied:

- The Board adopts such plan after careful deliberation and in the exercise of its fiduciary duties (the "fiduciary out");
- Not only the Board, but also a majority of the independent members of the Board, determine that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer effectiveness of a stockholder rights plan until stockholder approval may be obtained; and
- The stockholder rights plan must have a one-year "sunset" – *i.e.*, it must terminate in one year if it has not been approved by stockholders.

As in 2005, the Company Policy substantially addresses the concerns raised by the Proponent's 2006 Proposal (*i.e.*, that any stockholder rights plan be redeemed if not put to a stockholder vote). In fact, the Company Policy provides for additional protection for stockholders by requiring (i) *prior* stockholder approval unless the Board determines that adoption of a rights plan is required by the fiduciary requirements of Delaware law; (ii) inclusion of a majority of the Company's independent directors in any determination by the Board not to defer adoption of a plan until stockholder approval can be obtained; and (iii) annual review of the Company Policy by the Nominating and Corporate Governance Committee of the Board. In addition, the "fiduciary out" is further limited in that the Company Policy requires that if a plan is adopted without prior stockholder approval, the plan will expire unless ratified by stockholders within one year of its effective date.

As described in the opinion of Delaware counsel, Richards, Layton & Finger, which is attached as Exhibit B, the limited "fiduciary out" contained in the Company Policy is required under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interest of the corporation and its stockholders. This opinion states in relevant part,

> "...it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or

> amendment of a stockholder rights plan or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement."

Since the fiduciary out in the Company Policy is still required by Delaware law, the Board has implemented the 2006 Proposal to the maximum extent permitted by law.

Given that neither the Company Policy nor Delaware law have changed since submission of the 2005 Proposal and the Original Request, and the 2006 Proposal does not substantively differ from the 2005 Proposal for which the Staff granted no-action relief, it is the Company's view that the 2006 Proposal may be properly omitted in accordance with Rule 14a-8(i)(10). Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this rule, a proposal need not be implemented in full or precisely as presented by a proponent. Instead, the standard is one of substantial implementation. *See* Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *See* Texaco Inc. (Mar. 28, 1991). Proposals have been considered substantially implemented where companies have implemented part, but not all, of a multi-pronged proposal. *See* Columbia/HCA Healthcare Corp. (Feb. 18, 1998). In other words, a proposal may be excluded as substantially implemented so long as a company's actions satisfactorily address the underlying concern of the proposal.

The Staff also granted relief in Raytheon Co. (Jan. 26, 2005). The stockholder proposal at issue in Raytheon Co. ("Raytheon") was virtually identical to both the 2005 Proposal and the 2006 Proposal and, in fact, the Proponent submitted the proposal to Raytheon.

The Raytheon policy featured provisions nearly identical to those of the Company Policy: (i) prior stockholder approval of any rights plan, unless implementation is compelled by the exercise of the fiduciary duties of the directors; and (ii) a one-year "sunset" provision. Moreover, the Company Policy exceeds the Raytheon policy in protecting stockholder interests in that the Company requires a majority of independent directors to approve the adoption of a rights plan.

The fact that the Raytheon Policy had a one-year "sunset," while the Proponent's proposal to Raytheon called for a four-month "sunset," was deemed insignificant by the Staff for purposes of its Rule 14a-8 analysis, which does not require that a stockholder proposal be implemented in exactly the same terms. Likewise, the

Staff permitted Bristol-Myers Squibb Company ("Bristol-Myers") to exclude a proposal calling for a stockholder vote on a poison pill "at the earliest possible shareholder election" because company policy already contained both a one-year "sunset" and a fiduciary-out provision. Bristol-Myers Squibb Co. (Feb. 11, 2004). The Proponent's demand in the 2006 Proposal for a stockholder vote to be held "as soon as practicable" requires an identical analysis. The ambiguous nature of the phrase "as soon as practicable" would arguably provide less stockholder protection than the one-year limit provided in the Company Policy. *See also* General Motors Corp. (Mar. 14, 2005) (granting relief for proposal substantially implemented by company policy, which includes a fiduciary-out provision and a 12-month sunset provision) and Morgan Stanley (Feb. 14, 2005) (permitting exclusion of an identical proposal substantially implemented by company policy containing a fiduciary-out provision, but no sunset provision).

The Staff's conclusion in Raytheon, Bristol-Myers and Home Depot as to the insignificance of the difference between a one-year "sunset" and a four-month "sunset" or a stockholder vote "at the earliest possible shareholder election" is, moreover, consistent with hostile takeover practice. It is not uncommon for unsolicited bids to develop into negotiated agreements over a period in excess of a few months from the date of the initial offer to the target, notwithstanding the effectiveness during this period of a stockholder rights plan or other anti-takeover device. Indeed, to take a relatively recent example, PeopleSoft, Inc. maintained its stockholder rights plan throughout the 18-month period during which the contested bid by Oracle Corporation evolved into a negotiated merger agreement. It is noteworthy that the PeopleSoft rights plan appears not to have impaired stockholder value since the ultimate purchase price paid by Oracle exceeded its original bid by approximately 65%. Any concern that attractive offers would be lost if the sunset on the stockholder rights plan is one year rather than "as soon as practicable" is simply without foundation.

As a further indication of the reasonableness of a one-year "sunset" provision, we also note that the 2006 proxy voting policy of Institutional Shareholder Services, Inc. ("ISS") states that ISS will recommend voting against any stockholder proposal if the Company has already adopted a policy providing that if a rights plan is adopted without prior stockholder approval, it must include both a "fiduciary out" and a one-year "sunset" provision. As a rationale for this policy, ISS stated its understanding that negotiations with a potential acquirer might necessitate adoption of a stockholder rights plan without prior stockholder approval. While ISS also called for a stockholder vote "within a reasonable period of time" after adoption of the rights plan, it also acknowledged that "less than a twelve month period may require the board to incur additional costs by calling a special meeting just for this purpose or force a vote while the board may still be in delicate negotiations with the acquirer." *See* http://www.issproxy.com/2006policy.

For the foregoing reasons, the Company believes it may properly exclude the 2006 Proposal from the 2006 Proxy Materials under Rule 14a-8(i)(10). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the 2006 Proposal from its 2006 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,

Janet L. Fisher /RPH

Janet L. Fisher

cc: Mr. John Chevedden
Frank L. Fernandez, Esq.

Attachments

Exhibit A

(Mr. John Chevedden's Letter and Proposal)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Robert L. Nardelli
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,

[signature] November 24, 2005

John Chevedden
Shareholder

cc: Frank L. Fernandez
Corporate Secretary
PH: 770 433-8211
FX: 770 431-2685
Fax: 770 384-2356
Fax: 770-431-2685
F: 770-384-5552
F: 770-384-2739

[November 24, 2005]

3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders' views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

67% yes-vote

We as shareholders voted in support of this topic:

Year	Yes Vote (based on yes and no votes cast)
2003	64%
2004	67%

The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of proposals which wins one majority shareholder vote.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill – have not implemented this type of proposal.

In our board's case it claims it can adopt a one-year poison pill and never have a shareholder vote on it. Further details are in The Home Depot, Inc. (March 7, 2005) available through *SECnet* http://www.wsb.com/.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B
(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 9, 2005

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "2006 Proposal") submitted by Mr. John Chevedden (the "Proponent") that the Proponent intends to present at the 2006 annual meeting of the stockholders of the Company (the "2006 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended through August 6, 2004;

(iii) the letter (the "November 24, 2005 Letter"), dated November 24, 2005, from the Proponent, attaching the 2006 Proposal;

(iv) the 2003 Proxy Statement of the Company (the "2003 Proxy Statement");

(v) the 2004 Proxy Statement of the Company (the "2004 Proxy Statement");

(vi) the 2005 Proxy Statement of the Company (the "2005 Proxy Statement"); and

(vii) the letter (the "March 7, 2005 Letter"), dated March 7, 2005, from the Securities and Exchange Commission to the Company.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2002, the Proponent submitted a proposal (the "2003 Proposal") for inclusion in the 2003 Proxy Statement for the Company's 2003 annual meeting of the stockholders of the Company (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

The 2003 Proposal was included in the 2003 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2003 Annual Meeting.

In 2003, the Proponent submitted a proposal (the "2004 Proposal") for inclusion in the 2004 Proxy Statement for the Company's 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). The 2004 Proposal provided, in pertinent part:

> RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The 2004 Proposal was included in the 2004 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2004 Annual Meeting.

In 2004, the Proponent submitted a proposal (the "2005 Proposal") for inclusion in the 2005 Proxy Statement for the Company's 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). The 2005 Proposal provided, in pertinent part:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Board of Directors of the Company (the "Board") adopted the following policy statement (the "Policy Statement") after consideration of the 2005 Proposal and the favorable stockholder vote received by each of the 2003 Proposal and the 2004 Proposal:

> The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.
>
> The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.

In the March 7, 2005 Letter, the Office of the Chief Counsel of the Securities and Exchange Commission concurred with the Company's view that the Policy Statement substantially implemented the 2005 Proposal and stated that it would not recommend enforcement action if the Company omitted the 2005 Proposal from the Company's proxy materials for the 2005 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission by reason of EMC's exclusion of the Proposal from its Proxy Materials pursuant to: (i) Rule 14a-8(i)(10) given that the Proposal, if adopted by the shareholders, would request EMC's Board of Directors to take action that it has already taken through the adoption on October 20, 2005 of changes in EMC's Corporate Governance Guidelines, such that EMC has already substantially implemented the substance of the Proposal; and (ii) Rule 14a-8(i)(3) because the Proposal is misleading and contrary to the Commission's Proxy Rules.

We enclose herewith six (6) copies of this letter and its attachments; a copy of this letter and attachments is also being mailed today to the Proponent. We note that this letter is being filed with the Commission no later than 80 calendar days before EMC intends to file its definitive 2006 Proxy Materials, as required by Rule 14a-8(j).

I. THE PROPOSAL

The Proposal requests that EMC's "Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

II. REASONS FOR EXCLUSION OF THE PROPOSAL FROM EMC'S PROXY MATERIALS

A. EMC has Substantially Implemented the Proposal.

1. Background

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if the company has already substantially implemented the proposal, an exclusion

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as containing only a revision of the supporting statement. However, this new submission in fact also changed the wording of the Proposal. This new submission was not timely in accordance with Rule 14a-8(e) and, accordingly, EMC intends not to include the revised proposal in its proxy materials, but will consider the supporting statement amended to correct EMC's jurisdiction of incorporation as it indicated to the Proponent that it would do in responding to the initial Proposal. EMC believes that, even if the revised proposal were timely, it would be subject to exclusion from EMC's proxy materials on the same bases as the initial Proposal, as discussed below.

"designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). In order for a shareholder proposal to be excludable under Rule 14a-8(i)(10) such proposal need only be "substantially implemented" not "fully effected." *See* Exchange Act Release No. 34-20091 (August 16, 1983). Determining whether a proposal has been substantially implemented depends on whether a company's policies, practices and procedures "compare favorably with the guidelines in the proposal." *See Texaco, Inc.* (avail. March 28, 1991). A proposal is "substantially implemented" when the company has procedures in place that address the subject matter or essential objectives of the proposal. *See ConAgra Foods, Inc.* (avail. June 20, 2005); *Raytheon Company* (avail. February 11, 2005); *The Talbots, Inc.* (avail. April 5,2002); and *The Gap, Inc.* (avail. March 16, 2001).

2. EMC's Adoption of a Majority Vote Director Election Policy

The Proposal requests that the "Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." This is referred to in the Proponent's submission as a "Director Election Majority Vote Standard Proposal," indicating its essential objective. On October 21, 2005, EMC announced that its Board of Directors approved an amendment to the company's Corporate Governance Guidelines to provide that, in an uncontested election, a majority vote standard must be satisfied for a director nominee to be assured a position on the board. A copy of EMC's Corporate Governance Guidelines, which incorporate the new provision (See Section 9) regarding a majority vote for the election of EMC's directors (the "Governance Requirement"), is attached as Exhibit B. Since the Governance Requirement addresses the same subject matter and accomplishes the essential objective of the Proposal, as discussed further below, we believe that the Proposal has been substantially implemented and is excludable under Rule 14a-8(i)(10).

3. Substantial Implementation Analysis

As discussed above, the Staff has not required that every aspect of a shareholder proposal be given effect in order for the proposal to be considered "substantially implemented." *See* SEC Release No. 34-20091 (avail. August 16, 1983); *Raytheon Company* (avail. February 11, 2005). When a company can demonstrate that it has already adopted policies or taken actions to address the substance of a shareholder proposal, that proposal has been "substantially implemented" and may be excluded. *See, e.g., Intel Corp.* (avail. March 11, 2003); *Nordstrom Inc.* (avail. February 8, 1995). The supporting statement for the Proposal specifically points out that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change" – in this instance, EMC's Board has done just that, used its judgment to craft an appropriate governance change, so that, absent extraordinary circumstances, directors will not serve unless they have received a majority vote on their election.

There are no substantial differences between the Proposal and EMC's Governance Requirement. Indeed, in considering the differences, EMC's Governance Requirement compares favorably with the specifics of what the Proposal recommends that EMC's Board do and with the result which would be obtained from such action.

First, both EMC's Governance Requirement and the specific terms of the Proposal require a majority shareholder vote in order for a director nominee to serve as a director with certainty. EMC's policy requires that any director nominee in an uncontested election as to whom shareholders submitting proxies that "withhold" authority for his or her election represent a majority of the votes properly cast on his or her election (referred to below as a "majority withheld vote") shall offer his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will in turn make a recommendation to the full EMC Board of Directors on the director's offer to resign. If requested by the Board, the director nominee will resign from the Board. This resignation requirement would apply, in the event of a majority withheld vote, both to an incumbent director who is a nominee for election for an additional term of service and a director nominee who will first commence his or her service as a director. As detailed below, in so dealing with the effects of a majority withhold vote, the Governance Requirement deals with the "failed election" problem. Thus, EMC's Governance Requirement addresses one of the points that the supporting statement for the Proposal specifically indicates that EMC's Board of Directors should address in the action they would take if the Proposal were adopted and the Board undertook to implement it.[2] The flexibility retained by EMC's Board to determine whether to accept a director's resignation where he or she has received a majority withheld vote is also an important mechanism to ensure that EMC's Board composition meets requirements imposed by New York Stock Exchange listing rules, such as continuation of a board composed of a majority of independent directors, key committees composed entirely of independent directors or the inclusion of a financial expert on the audit committee. The Proposal, in indicating that a director should not be elected or re-elected if he or she receives a majority withheld vote, fails to address these problems and would "build in" to EMC's governance system the "failed election" problem.

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[2] The supporting statement provides: "Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote...."

Specifically, in contrast to EMC's existing Governance Requirement, under the Proposal, if a director nominee receives a majority withheld vote, that nominee is not elected. There would thus be a "failed election" in that, after the vote, no director would have been elected to the position for which the nominee was standing for election. Under Massachusetts law, EMC's state of incorporation, a director continues to serve until a successor is duly elected and qualified. (Massachusetts Business Corporation Act § 8.05(e)). Thus, under the terms of the Proposal, if a director nominee receives a majority withheld vote, the director who is incumbent in that position (if there is one) – that is, the nominee who received a majority withheld vote if the nominee was the incumbent or another individual who was the incumbent but was not nominated for an additional term of service – would continue in office. In such a situation, EMC's Board of Directors would not have the ability to prevent such incumbent from continuing in office as a director, inasmuch as neither Massachusetts law nor EMC's articles of organization permits the Board to remove a director from office. In contrast, under EMC's Governance Requirement, the Board of Directors has discretion as to how it should respond to such a situation. Accordingly, EMC's Governance Requirement is a more effective means for assuring that a nominee who receives a majority withheld vote does not serve as a director. Thus, while EMC's Governance Requirement and the specifics of the Proposal differ in this respect, the essential objective of the Proposal -- to implement a majority voting standard for director elections -- is accomplished.

Second, while EMC's Governance Requirement is not stated in its bylaws, it has been established by action of EMC's Board of Directors and can be changed only by such action. Under Massachusetts law and EMC's articles of organization and bylaws, EMC's Board of Directors has authority to adopt and amend its bylaws, so no greater or other action than that which could be taken by the Board of Directors would be required to change the majority vote standard now contained in EMC's Corporate Governance Guidelines even if such standard were included in EMC's bylaws.[3] Thus, it is clear that the fact that EMC has chosen to implement

3 The Proposal indicates that the adoption of a majority vote standard could alternatively be done by amendment of EMC's certificate of incorporation. But under Massachusetts law, an amendment of EMC's articles of organization to address the vote required to elect a director is an action that cannot be taken by EMC's Board of Directors alone; such action would require action both by the Board of Directors and approval by the shareholders. To implement the Proposal in this manner, if the Proposal were approved by shareholders at the 2006 meeting, it would require the Board of Directors either to call a special meeting of shareholders to approve such an amendment, at substantial delay and expense to the Company, or defer this implementing action until the Company's next annual meeting of shareholders, and in either case the Board would, of course, not be able to assure that the

its director election majority vote standard by way of its Corporate Governance Guidelines, rather than an amendment to its articles of organization or bylaws, does not change the fact that EMC has substantially implemented the Proposal. Consistent with the practices of most companies, important governance matters are addressed in EMC's Corporate Governance Guidelines, and not in its articles of organization or bylaws, such as the requirement that a majority of the members of the Board of Directors be independent.

The supporting statement for the Proposal states that "[s]ome companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support." However, this is, at best, a half-truth in relation to EMC's situation. This is so, first, because, while the plurality vote standard would initially apply to the election of a nominee under the Governance Requirement, in fact, under the Governance Requirement a nominee who received a majority withheld vote would only continue in office if the Board determined, notwithstanding that he or she received a majority withheld vote, that he or she should continue in office in light of specific factors it considered compelling. Second, this statement ignores the fact that, under the version of a majority vote standard specified in the Proposal, a nominee who was an incumbent would continue in office as a result of a failed election and thus would allow director nominees to serve as directors even in circumstances where the nominee had received only minimal shareholder support by reason of the withheld votes submitted in respect of his or her election. Indeed, the supporting statement is internally inconsistent in that it cites in support of the Proposal the shareholder votes held at a number of companies, including Raytheon Company and Office Depot, Inc., where shareholder proposals substantially identical to the Proposal have recently been considered. In response to shareholder votes on these proposals, both Raytheon and Office Depot have adopted policies substantially similar to the recently adopted EMC Governance Requirement. Copies of press releases from Raytheon and Office Depot announcing adoption of majority vote policies are attached as Exhibit C. In contrast, EMC has been proactive in addressing a majority vote standard for the election of directors. EMC's Board of Directors and Corporate Governance and Nominating Committee adopted its majority vote standard after studying over an extended period of time the issues raised in the debate concerning changes from the traditional plurality standard. EMC's adoption of its majority vote standard is an example of its Board acting favorably upon a matter to which a

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required shareholder approval would be obtained. Indeed, under Massachusetts law, an affirmative vote of two-thirds of the shareholders would be required to approve the Proposal.

shareholder proposal relates, well prior to any knowledge that such Proposal would be forthcoming, and, thus, doing what the Proposal's supporting statement asks it to do in using its "judgment... in crafting the requested governance change."

The Staff has agreed previously that the manner of implementation is not determinative of whether a proposal has been substantially implemented. *See General Motors Corp.* (avail. March 14, 2005) (registrant substantially implemented a stockholder proposal requesting the registrant's board "adopt a policy that any future poison pill be redeemed or put to stockholder vote within 4-months after it is adopted," when the registrant's board had adopted a policy that any such pill would be submitted for stockholder approval (but not necessarily repealed if not ratified) within twelve months of adoption); *Morgan Stanley Asia Pacific Fund, Inc.* (avail. May 13, 1998) (registrant could omit a proposal to buy back 45 percent of registrant's outstanding shares in light of registrant's prior repurchase of 20 percent of the outstanding shares and the board's determination in connection therewith that a repurchase of not more than 20 percent was in the best interests of the registrant); *Southwest Airlines Co.* (avail. February 10, 1996) (registrant substantially implemented a stockholder proposal requesting that the registrant take steps to declassify the board "in the most expeditious manner possible" when the registrant's board of directors amended the bylaws to phase-in annual director elections over two years).

B. Under Rule 14a-8(i)(3) the Proposal is Misleading and Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a proposal and its supporting statement if either is contrary to the Commission's proxy rules, including on the basis that all or part of the proposal or supporting statement is false or misleading in violation of Rule 14a-9. One test the Staff has generally applied for determining whether a proposal is false or misleading is "that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the [registrant] would take under the proposal." *See, e.g., College Retirement Equities Fund* (avail. September 13, 1993); *Sprint Corp.* (avail. February 28, 1993); *E.I DuPont de Nemours & Co.* (avail. February 13, 1992); *Wendy's International, Inc.* (avail. February 6, 1990); *Bell Atlantic Corporation* (avail. January 12, 1990); *American Telephone and Telegraph Company* (avail. January 12, 1990). A company similarly may exclude a statement if the company demonstrates objectively that "a factual statement is materially false and misleading." *See* Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The supporting statement of the Proposal states, "Our Company presently uses the plurality vote standard to elect directors." This statement is false and misleading because EMC, by adopting its Governance Requirement, has applied a different director election standard. Under the Governance Requirement, a director nominee who receives a plurality vote will not be assured a position on EMC's Board.[4] Shareholders will inevitably be confused by this statement into thinking that only the simple, traditional plurality vote standard applies to the election of EMC's directors, when this is not the case. They will also be confused into thinking that in voting for the Proposal they would be asking EMC to take a course of action under which, to quote the supporting statement, "the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard," when in fact EMC's Board has already done so and reached a conclusion as to how to best implement a majority vote standard in the election of its directors.

In addition, shareholders will be misled by the favorable references in the supporting statement to the shareholder votes on the similar proposals at Raytheon Company and Office Depot Inc. As discussed above, these companies are widely known to have adopted majority vote standards for the election of their directors by adopting governance policies similar to EMC's Governance Requirement. In adopting its Governance Requirement, EMC has already taken substantially similar actions taken by Raytheon Company and Office Deport Inc., without any shareholder vote on the subject, but no shareholder voting on the Proposal would be able to recognize this crucial fact from the information provided in the Proposal and the supporting statement and would inevitably be confused as to what EMC's director election requirements are.

Also, the supporting statement's reference to "Marsh and McClennan" (which we understand refers to "Marsh & McLennan Companies, Inc.") as an example of recent approval of majority voting standard is false and misleading because the similar proposal submitted to that company's shareholders for a vote did not in fact receive a majority of the votes required for shareholder approval. A copy of a Marsh & McLennan press release reporting the results of

4 The supporting statement to the Proposal states, "Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are 'withheld' from that nominee." This statement is false and misleading because it does not take into account that in any situation where a nominee receives a majority withheld vote, in compliance with the Governance Requirement, he or she must offer his or her resignation and the Board, after considering such offer, may request the resignation and, if so requested, the director shall resign, so he or she will not in fact serve (except, perhaps, for a brief period) as a director of EMC.

its 2005 annual meeting and the pertinent portions of Marsh & McLennan's 2005 proxy statement are attached as Exhibit D.

In applying Rule 14a-8(i)(3) the Staff has made it clear that "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both..." *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The above statements are objectively false and misleading in violation of Rule 14a-9, and will require extensive editing to bring them into compliance with the Commission's proxy rules. Therefore we believe the Proposal and supporting statement may properly be excluded under Rule 14a-8(i)(3) as materially false and misleading. If the Staff does not agree that the entire Proposal and supporting statement may be excluded, we believe that, at a minimum, the above statements may be properly excluded.

III. CONCLUSION

For all of the reasons set forth above, we believe EMC may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(10) and Rule 14a-8(i)(3), and hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if EMC so excludes the Proposal.

Should the Staff make an initial determination that the Proposal may not be excluded from the Proxy Materials, we would appreciate an opportunity to discuss the Staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to my attention at (212) 310-8007. A copy of the Staff's response may be faxed to the Proponent at (217) 245-1293. EMC will promptly forward any Staff responses which it receives by fax only to the Proponent. Should the staff have any questions in the meantime, please feel free to call me at (212) 310-8835 or my partner Holly J. Gregory at (212) 310-8038.

Sincerely,

Robert L. Messineo

cc: Susan I Permut, Vice President and Assistant General Counsel, EMC Corporation

Holly J. Gregory, Weil, Gotshal & Manges LLP

Barry McAnarney, Executive Director, Central Laborers'
Pension, Welfare & Annuity Funds

Linda Priscilla, Laborers' International
Union of North America
Corporate Governance Project

Exhibit A
Copy of the Proposal

NY2:\1599443\01\Y@4Z01!.DOC\43738.0004

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (508) 497-8079

October 21, 2005

Mr. Paul Dacier
General Counsel and Assistant Secretary
EMC Corporation
21 Coslin Drive
Southborough, MA 01748

RECEIVED
NOV 3 2005
By

Dear Mr. Dacier,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the EMC Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 15660 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of EMC Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

EMC²
where information lives

November 15, 2005

Ms. Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Dear Ms. Priscilla:

We have received the letter dated October 21, 2005 from the Central Laborers' Pension, Welfare & Annuity Funds to EMC Corporation and the Director Election Majority Vote Standard Proposal attached thereto.

We would like to bring to your attention the proactive steps EMC has taken to address the important topic of director majority voting standards. On October 21, 2005, EMC announced that its Board of Directors approved an amendment to our Corporate Governance Guidelines to provide that any director nominee in an uncontested election who receives a "withhold" vote representing a majority of the votes properly cast shall offer his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will in turn make a recommendation to the full EMC Board of Directors on the director's offer to resign. If requested by the Board, the director nominee will resign from the Board. The full text of the press release is attached hereto.

We also note that, contrary to the information set forth in the supporting statement of the proposal, EMC is incorporated in Massachusetts.

Please note that we are interested in discussing this proposal further with you, especially given the same-day timing of the proposal and our announcement of the adoption of a majority vote policy.

I will contact you to set up a mutually convenient time to discuss. In the interim, please feel free to contact me at (508) 293-6787.

Very truly yours,

Barbara J. Lefkowitz

Barbara J. Lefkowitz
Senior Corporate Counsel

Enclosure

G:\Matters Folders\Securities\2006\Annual Meeting\Ltr to Central Laborers.doc

EMC News Release

EMC Board Votes to Amend Corporate Governance Guidelines to Adopt Director Majority Vote Standard

Hopkinton, Mass.-Friday, October 21, 2005

EMC Corporation today announced that its Board of Directors approved an amendment to the company's Corporate Governance Guidelines to provide that any director nominee in an uncontested election who receives a "withhold" vote representing a majority of the votes properly cast shall offer his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will in turn make a recommendation to the full EMC Board of Directors on the director's offer to resign. If requested by the Board, the director nominee will resign from the Board.

"Today's announcement gives shareholders a stronger voice in the process for selecting directors and represents the latest in a series of steps we have taken to further strengthen EMC's corporate governance practices," said Mike Ruettgers, Chairman of EMC's Board of Directors. "Adoption of this amendment demonstrates the Board's commitment to good corporate governance as it continuously reviews best practices and adopts those that serve the long-term interests of the company's shareholders."

The full text of the Corporate Governance Guidelines and other information about EMC's corporate governance policies are available at www.emc.com/about/governance.

About EMC

EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information management and storage that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC's products and services can be found at www.EMC.com.

For more on EMC news, events, and recent media coverage visit the news section of EMC.com. Note to editors: For further information about this release contact EMC Public Relations at pr@emc.com

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Press Contact:

Michael Gallant
EMC Corporation
508-293-6357
gallant_michael@emc.com

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

RECEIV
DEC - 6 2005
By Legal

Sent Via Fax (508) 497-8079

November 22, 2005

Barbara Lefkowitz
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748

Dear Ms. Lefkowitz,

Attached is the revised support language for EMC Corporation. Should you have any questions, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of EMC Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of organization or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Massachusetts.
Massachusetts law provides that unless otherwise provided in the articles of organization or bylaws, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. (Massachusetts Business Corporations Act, Part I., Title XXII. Corporations, Chapter 156D. Business Corporations, Section 7.28 Voting for directors; cumulative voting.)

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil,
Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit B
Copy of EMC's Governance Requirement

EMC CORPORATION

Corporate Governance Guidelines

The following Corporate Governance Guidelines (the "Guidelines") have been adopted by the Board of Directors (the "Board") of EMC Corporation (the "Company") to provide a framework for the effective governance of the Company. The Board reviews the Guidelines annually, or more often if deemed necessary, and modifies them as necessary.

1. Board of Directors

The Board recognizes that its primary responsibility is to foster the long-term success of the Company and to build long-term value for the Company's shareholders, consistent with the Board's fiduciary duties. The Board selects the Chief Executive Officer (the "CEO") and oversees corporate strategy and performance. The Board monitors the performance of the CEO and senior management and plans for succession to the position of CEO and other senior management positions.

2. Selection of Chairman of the Board

The Board shall select the Chairman of the Board (the "Chairman") in any way that it deems best for the Company at such time.

3. Size of the Board

The Board believes that it should generally be comprised of no fewer than eight and no more than eleven directors. The Board believes that this size permits needed expertise, diversity of experience and independence, without hindering effective discussion or diminishing individual accountability. The size of the Board could, however, be increased or decreased if determined at such time to be appropriate by the Board.

4. Board Member Criteria and Qualifications

Membership Criteria

Nominees for director shall be selected on the basis of, among other things, the criteria set forth in the Corporate Governance and Nominating Committee charter.

Director Qualifications

Independence. A majority of the Board must qualify as independent directors under the listing standards of the New York Stock Exchange (the "NYSE"). The Board shall determine annually whether any director has a material relationship with the Company under the listing standards of the NYSE. To assist it in making such determinations, the Board has adopted categorical standards which are posted on the Company's website.

Other Public Company Directorships. The Board believes that Board membership requires a significant time commitment. Accordingly, generally no director should be a member of more than three public company boards. The Corporate Governance and Nominating Committee (the "Governance Committee") will consider the number of other public company boards or other boards or committees on which a director or prospective director is a member. Directors shall notify the Governance Committee prior to accepting membership on any other public company board.

Former CEO's Board Membership. When the CEO retires or resigns from that position, he or she should offer his or her resignation from the Board and all committees thereof. The Governance Committee shall assess the appropriateness of the former CEO remaining on the Board.

Changes in Job Responsibility. Any time a director changes his or her job responsibility outside the Company, such director shall promptly notify the Governance Committee. The Governance Committee shall assess the appropriateness of such director remaining on the Board and make a recommendation to the Board with respect thereto. If requested by the Board, such director shall promptly tender his or her resignation from the Board and all committees thereof.

Term Limits. Directors are not subject to term limits. While established term limits may result in the addition of directors with new ideas and viewpoints, they may also result in a significant loss of directors who have been able to develop, over time, increasing insight into the Company and its business and operations. In connection with each director nomination recommendation, the Governance Committee shall consider the issue of continuing director tenure and whether the Board will be exposed to new ideas and viewpoints and will maintain a willingness to critically examine the status quo.

Minimum Stock Ownership. The Board believes that non-management directors should hold a significant equity interest in the Company. The Board therefore expects that each director own, or acquire within three years after the later of first becoming a director or the initial adoption of these Guidelines, shares of common stock of the Company, including shares of restricted stock, with a value of three times his or her annual Board retainer, excluding any committee retainers or fees. The Board recognizes that exceptions to this policy may be necessary or appropriate in individual situations and may approve such exceptions from time to time.

5. Number of Board Meetings

There shall be regularly scheduled Board meetings each year (with at least one each fiscal quarter).

6. Executive Sessions of Directors

The "non-management" directors (as defined in the listing standards of the NYSE) shall meet in executive session without management at least twice each year and the "independent" directors (as defined in the listing standards of the NYSE) shall meet in executive session at least once each year. The chairman of the Governance Committee shall act as the presiding director for such executive sessions. In such director's absence, another member of the Governance Committee shall preside at such executive sessions. In addition, the directors shall meet in executive session without the CEO in connection with each regularly scheduled Board meeting. The Chairman shall preside at such executive sessions.

7. Communications with the Board

The Board has established certain methods for the Company's shareholders and other interested parties to contact the Board. Information regarding how to contact the Board is posted on the Company's website.

It is the policy of the Board to provide a response to a shareholder proposal that receives a majority vote.

8. Attendance of Non-Directors at Board Meetings

Non-directors such as the Company's Chief Financial Officer, General Counsel and other members of senior management with information and responsibilities that impact upon Board deliberations may be invited to regularly attend Board meetings. If the CEO desires to have additional persons regularly attend Board meetings, he or she shall notify the Chairman and the Board shall determine whether such regular attendance is acceptable. The CEO will bring, from time to time, members of senior management to Board meetings who (i) can provide additional insight into items being discussed, or (ii) are managers with future potential that the CEO believes should be given exposure to the Board.

9. Director Candidates and Elections

The Governance Committee shall recommend director nominees for election by the Company's shareholders to the Board, which recommendations shall be consistent with the Board's criteria for selecting directors and these Corporate Governance Guidelines. The full Board shall consider the recommendations of the Governance Committee and shall annually nominate candidates for election by the Company's shareholders.

Shareholders may recommend an individual to the Governance Committee for consideration as a director candidate by submitting the person's name and biographical information to: EMC Corporate Governance and Nominating Committee, 176 South Street, Hopkinton, MA 01748. The Governance Committee shall consider individuals recommended by shareholders.

Any nominee for director in an uncontested election as to whom a majority of the shares of the Company that are properly cast at such election are designated to be "withheld" from his or her election shall offer his or her resignation from the Board and all committees thereof. The Governance Committee shall assess the appropriateness of such nominee continuing to serve as a director and shall recommend to the Board the action to be taken with respect to such offer to resign. If requested by the Board, such director shall tender his or her resignation from the Board and all committees thereof.

10. Board and Committee Meeting Agendas

The Chairman and the CEO, in consultation with the Governance Committee, shall establish a standing agenda for Board meetings to be held during each calendar year.

The Chairman or the chairman of each of the committees shall set the agenda of items to be considered by the Board or committee, as the case may be, at each of its meetings. The Chairman or the chairman of each of the committees shall distribute to the members of the Board or committee, as the case may be, a copy of the agenda in advance of each such meeting. Each director may suggest additional items for the agenda.

11. Board Materials Distributed in Advance

The Chairman and the chairman of each of the committees is expected to distribute to the members of the Board or committee, as the case may be, information and materials that are important to the directors' understanding of the agenda items and other topics to be considered at the Board or committee meeting, as the case may be, sufficiently in advance of such meeting to permit prior review by the directors. In the event of a pressing need for the Board or committee to meet on short notice or if such materials would otherwise contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance of the meeting.

12. Director Responsibilities

Each director shall spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director shall attend all regularly scheduled meetings of the Board and committees on which such director sits and shall review prior to meetings material distributed in advance for such meetings. A director who is unable to attend a meeting (which it is understood may occur on occasion) shall notify the Chairman or the chairman of the appropriate committee in advance of such meeting.

Each director is expected to attend the Annual Meeting of Shareholders of the Company.

Each director shall comply with the applicable provisions of the Company's Business Conduct Guidelines, which sets forth the standards of integrity and professional and ethical conduct which the directors and employees of the Company are expected to maintain. A director shall promptly notify the Chairman of any potential conflict of interest.

13. Board Access to Employees and Advisors

The Board shall have complete access to Company employees, including management, and as necessary and appropriate, to the Company's outside advisors. Access shall be coordinated through the Chairman or the CEO, as appropriate. In addition, the Board shall have the right at any time to retain at Company expense its own advisors.

14. Board Orientation and Continuing Education

New directors shall participate in a director orientation program to familiarize such directors with, among other things, the Company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, the Company's Business Conduct Guidelines, these Guidelines, and the Company's other policies and guidelines. Directors shall be introduced to senior management and the Company's outside advisors, as appropriate. Each director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director.

15. Board Committees

Required Board Committees. The Board shall have an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The purpose and responsibilities for each of these committees shall be outlined in committee charters adopted by the Board.

Optional Board Committees. The Board has also established a Mergers and Acquisitions Committee and a Stock Repurchase and Bond Redemption Oversight Committee. The Board shall have the discretion to form, from time to time, one or more additional committees or to dissolve an optional committee. In addition, the Board may form ad hoc committees from time to time, and determine the purpose, responsibilities and composition of such committees.

Attendance at Committee Meetings by Non-Members. Any director is welcome to attend the meeting of any committee, regardless of whether he or she is a member of that committee.

16. Committee Composition

Each of the required committees shall be composed entirely of independent directors satisfying applicable legal, regulatory and stock exchange requirements. Each of the optional committees shall be composed of such directors as the Board from time to time shall determine.

Generally, a director will be a member of no more than two required committees.

The Governance Committee shall annually review committee assignments, taking into account, among other things, each director's expertise and experience, availability, and the purpose and responsibilities of each committee. In conjunction with the Chairman, the Governance Committee shall make recommendations to the full Board regarding such assignments. The Board shall review such recommendations and annually appoint the members and chairman of each committee.

Consideration should be given to rotating committee assignments every three years but such rotation shall not be required as there may be reasons under specific circumstances to maintain an individual director's committee membership for a longer period.

17. Director Compensation

A director who is also an officer of the Company shall not receive additional compensation for service as a director.

The Board believes that compensation for non-management directors should be competitive. The Compensation Committee shall annually review the level and form of director compensation, including how such compensation relates to director compensation of companies of comparable size, industry and complexity. The Compensation Committee shall recommend changes to director compensation when appropriate. The full Board shall approve director compensation and any changes thereto.

18. Assessing Board Performance

The Board, each of its required committees and each director shall conduct a performance self-evaluation at least annually. The Governance Committee shall be responsible for conducting, reporting on, and making recommendations to the Board with respect to the self-evaluations.

19. Selection of the CEO

The Board shall be responsible for identifying potential candidates for, and selecting, the CEO. In identifying potential candidates for, and selecting, the CEO, the Board shall consider, among other things, a candidate's integrity, experience, understanding of the Company's business environment, leadership qualities, knowledge, skills, expertise, and reputation in the business community.

20. Evaluation of the CEO

The Board shall at least annually conduct a thorough review and evaluation of the performance of the CEO based on the performance of the Company, and the accomplishment of the Company's and the CEO's short and long-term goals and objectives. The Chairman and the Chairman of the Compensation Committee shall meet with the CEO to discuss the results of the evaluation.

21. Stock Ownership by Senior Management

The Board believes that senior management should hold a significant equity interest in the Company. The Board therefore expects that each of the Chairman and the CEO own, or acquire within three years after the later of attaining such position or the initial adoption of these Guidelines, shares of common stock of the Company, including shares of restricted stock, with a value of four times his or her base salary. The Board further expects that the Chief Financial Officer own, or acquire within three years after the later of attaining such position or the initial adoption of these Guidelines, shares of common stock of the Company, including shares of restricted stock, with a value of three times his or her base salary. The Board further expects that those other Executive Vice Presidents and Senior Vice Presidents reporting directly to the CEO own, or acquire within three years after the later of attaining such position or the initial adoption of these Guidelines, shares of common stock of the Company, including shares of restricted

Through the November 24, 2005 Letter, the Proponent submitted the 2006 Proposal which reads, in relevant part as follows:

> RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. Charter or bylaw inclusion if practicable.
>
> Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders' views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

The Company is proposing to omit the 2006 Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the 2006 Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that such a "fiduciary-out" from a commitment or requirement limiting the discretion of a board of directors with respect to a stockholder rights plan is required under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to redeem or submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in

> connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business

and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value hereof, as determined from time to time by the board of directors, or by stockholders if the certificate of incorporation so provides") (emphasis added).

---

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2005 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2005) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom,

---

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

---

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 16, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. See e.g., James v. Furman, slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to officers and counsel the authority to make changes to the terms of a rights plan and such changes were in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement -- which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2005-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the Board of Directors by statute, unless otherwise provided by the certificate of incorporation.

> stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place."); California Public Employees' Retirement System v. Coulter, C.A. No. 19191, slip op. at 10 (Del. Ch. Apr. 21, 2005) ("Delaware requires that the board retain the power to redeem the poison pill in order to fulfill its fiduciary duties as circumstances change.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, requiring a board to redeem or submit to a stockholder vote a future rights plan "as soon as practicable" or "within 4-months of the adoption" of the pill by the board as set forth in the supporting statement would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. Oracle's 18-month hostile offer for PeopleSoft Inc. demonstrates that any requirement that a board redeem or submit a rights plan to a stockholder vote within four months of its adoption by the board as set forth in the supporting statement would significantly reduce the board's ability to respond for the duration of a significant, persistent threat.

The "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ] stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the adoption, maintenance or extension of a stockholder rights plan to a stockholder vote, in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a stockholder rights plan to a stockholder vote in such circumstances could impose substantial loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/LRS

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 13, 2005 7:19 PM
To: CFLETTERS
Cc: Janet Fisher
Subject: Re Home Depot (HD) No-Action Request PoisonPill

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 13, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is an initial response to The Home Depot no action request.

The rule 14a-8 proposal text that follows this letter is the current update of the proposal submitted prior to the company due date for rule 14a-8 proposals. This updated text differs from the proposal text included in the company no action request.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>

3 Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable to give our board valuable insight on shareholders[1] views of a poison pill. As soon as may be practicable, as a separate ballot item and to give our board prompt valuable insight are key elements. A poison pill sunset would not substitute for a shareholder vote. Charter or bylaw inclusion if practicable.

Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill and thereby save our company the added expense of a special meeting. To give our board valuable insight on shareholders[1] views of their poison pill, a vote would be held even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

Furthermore our company has no policy that would prevent our board from turning around and readopting a poison pill if our board excluded our vote by terminating a poison pill

It would be difficult to argue that a board policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good omen to implement a proposal calling for a vote as soon as possible.

Under the current company policy, our board could put us to the added expense and shareholder inconvenience of a special election one-year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting. Additionally a special meeting, for only a single topic, would run the risk of low shareholder participation unless our company spent additional money for special solicitations.

67% yes-vote

We as shareholders voted in support of this topic:

Year	Yes Vote (based on yes and no votes cast)
2003	64%
2004	67%

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, a pro-investor research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

In our board[1]s case it claims it can adopt a one-year poison pill and never have a shareholder vote on it. Further details are in The Home Depot, Inc. (March 7, 2005) available through SECnet http://www.wsb.com/.

Pills Entrench Current Management "Poison pills Š prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it[1]s doing a poor job. They water down shareholders[1] votes."
"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Thursday, December 15, 2005 10:23 PM
To:	CFLETTERS
Cc:	Janet Fisher
Subject:	#2 Re Home Depot, Inc. (HD) No-Action Request Poison Pill

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

December 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is a 2nd response to The Home Depot no action request.

The company sent a December 14, 2005 letter to the proponent with no copy noted for the staff. In this December 14, 2005 letter the company essentially said that it need not follow these parts of Rule 14a-8.

"c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

"f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

I believe that once a company submits a no action request that it should provide the staff with all subsequent correspondence with the proponent.

It is respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 03, 2006 1:30 AM
To: CFLETTERS
Cc: Frank Fernandez
Subject: #3 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

#3 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

The following is the updated text of the rule 14a-8 proposal which was submitted to the company prior to the date that the company no action request was submitted to the proponent:

"[December 11, 2005 Update]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. As soon as may be practicable and as a separate ballot item are key elements. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders[1] views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

"It would be difficult to argue that our board[1]s current policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good omen to implement a proposal calling for a vote as soon as possible.

"Under the current company policy, our board could put us to the added expense of a special election one year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting which could be held only one month earlier."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded through a policy triggered by low director vote-standard.
The company cites no precedent on excluding a rule 14a-8 poison pill proposal with this "no loophole" text.

According to the company argument a vote as soon as 4-months is no different than no vote whatsoever for the existence of the company as long as there is a one-year sunset for a poison pill.

The company policy also has a low threshold to exclude a shareholder vote a mere one-vote margin of whatever vaguely-defined directors are entitled to vote. Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define

and/or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote:
"in the exercise of its fiduciary duties"
" a majority of the independent members of the Board [By a loose or strict definition of independence?] "prevailing circumstances [Adds nothing, there are prevailing circumstances 365-days a year.]"
"it would be detrimental [In any trivial respect whatsoever?]"

Also the 2005 company policy fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on an pill that a majority of shareholders actually oppose.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "exercise of its fiduciary duties" and the directors own personal interest in continued longevity at The Home Depot and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to the 2004 Home Depot rule 14a-8 poison pill proposal which won 67% support:
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."

Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=2461

The company does not claim The Corporate Library[1]s conclusion that Home Depot had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request.

The company has not made any changes to its 2005 policy to accommodate the new 2006 rule 14a-8 proposal text:
1) "Charter or bylaw inclusion if practicable."
2) "Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 2:02 PM
To: CFLETTERS
Cc: Frank Fernandez
Subject: #4 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

#4 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

The following adds to the previous responses to the company no action request.

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded through a policy triggered by low director vote-standard.
The company cites no precedent on excluding a rule 14a-8 poison pill proposal with this "no loophole" text.

According to the company argument a vote as soon as 4-months is no different than no vote whatsoever for the existence of the company as long as there is a one-year sunset for a poison pill.

The company policy also has a low threshold to exclude a shareholder vote a mere one-vote margin of whatever vaguely-defined directors are entitled to vote. This could mean a narrow 4-to-3 vote with 3 abstentions.

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define and/or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote:
"in the exercise of its fiduciary duties"
" a majority of the independent members of the Board [By a loose or strict definition of independence?] "prevailing circumstances [Adds nothing, there are prevailing circumstances 365-days a year.]"
"it would be detrimental [In any trivial respect whatsoever?]"
"not in the best interests of the Company's stockholders [Again in any trivial respect whatsoever?]"
"it must terminate in one year if it has not been approved by stockholders [Which stockholders those who attend the board meetings?]

Also the 2005 company policy fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on an pill that a majority of shareholders might oppose as a stand-alone issue.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "exercise of its fiduciary duties" and the directors own personal interest in continued longevity at The Home Depot and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to the 2004 Home Depot rule 14a-8 poison pill proposal which won 67% shareholder support:
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=2461

The company does not claim The Corporate Library's conclusion that Home Depot, or any other similarly situated company had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the Staff before the Staff made its determination in any prior no action request.

The company has not made any changes to its 2005 policy to accommodate the new 2006 rule 14a-8 proposal text:
1) "Charter or bylaw inclusion if practicable."
2) "Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill."

Potentially related to this rule 14a-8 proposal is that the Staff in January 2006 rejected Hewlett-Packard's argument that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard's majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for" such election was required to tender his or her resignation to Hewlett-Packard's Nominating and Corporate Governance Committee. The Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of this no-action letter is that a company would henceforth have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 9, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is submitted to a shareholder vote as soon as practicable.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel